UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Furiex Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

36106P101
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 36106P101

1	NAME OF REPORTING PERSON KINGSTOWN CAPITAL MANAGEMENT L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 593,491
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 593,491
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,491
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 36106P101

1	NAME OF REPORTING PERSON KINGSTOWN MANAGEMENT GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 593,491
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 593,491
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,491
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 36106P101

1	NAME OF REPORTING PERSON KINGSTOWN PARTNERS MASTER LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 438,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 438,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 438,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 36106P101

1	NAME OF REPORTING PERSON MICHAEL BLITZER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 593,491
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 593,491
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,491
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 36106P101

1	NAME OF REPORTING PERSON GUY SHANON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 593,491
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 593,491
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,491
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 36106P101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, $0.001 par value (the “Shares”), of Furiex Pharmaceuticals, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 3900 Paramount Parkway, Suite 150, Morrisville, North Carolina 27560.

Item 2.	Identity and Background.

(a)           This statement is filed by Kingstown Capital Management L.P., a Delaware limited partnership (“Kingstown Capital”), Kingstown Management GP LLC, a Delaware limited liability company (“Kingstown Management”), Kingstown Partners Master Ltd., a Cayman Islands corporation (“Master Fund”), Michael Blitzer, and Guy Shanon.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6.  Kingstown Capital is the Reporting Person for the shares owned by Absolute Opportunities Fund, as further described in Item 3 below.

Kingstown Capital is the investment manager of Master Fund.  Kingstown Management is the general partner of Kingstown Capital.  Each of Mr. Blitzer and Mr. Shanon is a managing member of Kingstown Management.  By virtue of these relationships, each of Kingstown Capital, Kingstown Management, Mr. Blitzer and Mr. Shanon may be deemed to beneficially own the Shares owned by Master Fund, and each of Kingstown Management, Mr. Blitzer and Mr. Shanon may be deemed to beneficially own the Shares beneficially owned by Kingstown Capital.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of Kingstown Capital, Kingstown Management, Michael Blitzer, and Guy Shanon is 11 East 44th Street, 7th Floor, New York, New York 10017.  The principal business address of Master Fund is c/o Mourant Ozannes Corporate Services, 42 North Church Street, P.O. Box 1348, Grand Cayman KY1-1208, Cayman Islands.  The officers and directors of Master Fund and, to the extent that such persons are not also Reporting Persons, their principal occupations and business addresses are set forth on Schedule A and incorporated by reference in this Item 2.

(c)           The principal business of Master Fund is acquiring, holding and disposing of investments in various companies.  The principal business of Kingstown Capital is acting as the investment manager of Master Fund.  The principal business of Kingstown Management is acting as the general partner of Kingstown Capital.  The principal business of each of Mr. Blitzer and Mr. Shanon is acting as a managing member of Kingstown Management.

(d)           No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Blitzer and Shanon are citizens of the United States of America.  The citizenship of the persons listed on Schedule A, who are not Reporting Persons, is set forth therein.

CUSIP NO. 36106P101

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 438,300 Shares owned by Master Fund, including the purchase price to Kingstown Partners L.P. of the 350,800 Shares acquired by Master Fund through contribution from Kingstown Partners L.P., is approximately $4,397,588, including brokerage commissions.  The aggregate purchase price of the 155,191 Shares beneficially owned by Kingstown Capital is approximately $1,558,831, including brokerage commissions.  The Shares beneficially owned by Kingstown Capital were acquired for the account of Absolute Opportunities Fund, for which Kingstown Capital is a subadviser pursuant to a Subadvisory Agreement, made as of September 30, 2008, between Absolute Investment Advisers LLC and Kingstown Capital.

Item 4.	Purpose of Transaction.

The Reporting Persons originally purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person and, to the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A, who are not also Reporting Persons, has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of the Issuer regarding, among other things, the strategic direction and capital allocation of the Issuer, engaging in discussions with third parties, including other shareholders of the Issuer, about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including seeking board representation) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 9,881,340 Shares outstanding, which is the total number of Shares outstanding as of June 15, 2010, as communicated by the Issuer to a shareholder of the Issuer and reported by such shareholder in its Schedule 13D, filed with the Securities and Exchange Commission on June 28, 2010.

As of the close of business on July 8, 2010, Master Fund beneficially owned 438,300 Shares, constituting approximately 4.4% of the Shares outstanding.

As of the close of business on July 8, 2010, Kingstown Capital beneficially owned 593,491 Shares, constituting approximately 6.0% of the Shares outstanding.  By virtue of its relationship with Master Fund discussed in further detail in Item 2, Kingstown Capital may be deemed to beneficially own the 438,300 Shares beneficially owned by Master Fund in addition to the 155,191 Shares beneficially owned by Kingstown Capital.

CUSIP NO. 36106P101

As of the close of business on July 8, 2010, Kingstown Management beneficially owned 593,491 Shares, constituting approximately 6.0% of the Shares outstanding.  By virtue of its relationship with Master Fund and Kingstown Capital discussed in further detail in Item 2, Kingstown Management may be deemed to beneficially own the Shares beneficially owned in the aggregate by Master Fund and Kingstown Capital.

As of the close of business on July 8, 2010, Mr. Blitzer beneficially owned 593,491 Shares, constituting approximately 6.0% of the Shares outstanding.  By virtue of his relationship with Master Fund and Kingstown Capital discussed in further detail in Item 2, Mr. Blitzer may be deemed to beneficially own the Shares owned in the aggregate by Master Fund and Kingstown Capital.

As of the close of business on July 8, 2010, Mr. Shanon beneficially owned 593,491 Shares, constituting approximately 6.0% of the Shares outstanding. By virtue of his relationship with Master Fund and Kingstown Capital discussed in further detail in Item 2, Mr. Shanon may be deemed to beneficially own the Shares owned by in the aggregate by Master Fund and Kingstown Capital, in addition to the 2,450 Shares he owns directly.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A, who are not also Reporting Persons, beneficially owns any securities of the Issuer.

(b)           Each of Kingstown Capital, Kingstown Management, Mr. Blitzer and Mr. Shanon is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by Master Fund by virtue of their respective positions as described in Item 2.

Each of Kingstown Management, Mr. Blitzer and Mr. Shanon is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by Kingstown Capital by virtue of their respective positions as described in Item 2.

(c)           Schedule B annexed hereto lists all transactions in securities of the Issuer during the past 60 days by the Reporting Persons.

(d)           Absolute Opportunities Fund and Absolute Investment Advisers LLC, the investment adviser for Absolute Opportunities Fund, may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported as beneficially owned by Kingstown Capital.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 9, 2010, Kingstown Capital, Kingstown Management, Master Fund, Michael Blitzer and Guy Shanon, entered into a Joint Filing Agreement (the “Joint Filing Agreement”), in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A, who are not also Reporting Persons, is a party to any contract, agreement or understanding required to be disclosed herein.

CUSIP NO. 36106P101

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated July 9, 2010, by and among Kingstown Capital Management L.P., Kingstown Management GP LLC, Kingstown Partners Master Ltd., Michael Blitzer and Guy Shanon.

CUSIP NO. 36106P101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 9, 2010	KINGSTOWN CAPITAL MANAGEMENT L.P.

	By:	Kingstown Management GP LLC
its general partner

	By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN MANAGEMENT GP LLC

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN PARTNERS MASTER LTD.

By:	/s/ Michael Blitzer
Michael Blitzer Director

/s/ Michael Blitzer
MICHAEL BLITZER

/s/ Guy Shanon
GUY SHANON

CUSIP NO. 36106P101

SCHEDULE A

Directors and Officers of Kingstown Partners Master Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Michael Blitzer* Director

Guy Shanon* Director

Warren Keens Director	Director of Close Brothers (Cayman) Limited and Managing Director of Close Fund Services	Harbour Place, 4th Floor 103 South Church Street Grand Cayman, Cayman Islands	United Kingdom

* Messrs. Blitzer and Shanon are Reporting Persons and, as such, their information called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 36106P101

SCHEDULE B

Transactions in the Shares by the Reporting Persons and Affiliates During the Past 60 Days

Date of Purchase	Shares of Common Stock Purchased	Price Per Share ($)
KINGSTOWN PARTNERS L.P.
06/17/2010	112,000*	9.0720
06/18/2010	25,000*	9.3880
06/18/2010	71,000*	9.8150
06/22/2010	15,000*	10.8660
06/25/2010	88,750*	11.2800
06/30/2010	9,050*	10.5420
KINGSTOWN PARTNERS MASTER LTD.
07/01/2010	350,800**	--
07/01/2010	25,000	9.9990
07/01/2010	37,500	10.0250
07/02/2010	25,000	9.9320
KINGSTOWN CAPITAL MANAGEMENT L.P.
06/17/2010	45,400	9.0710
06/18/2010	10,000	9.3800
06/18/2010	29,000	9.8150
06/22/2010	6,091	10.8660
06/25/2010	36,250	11.2800
06/30/2010	15,950	10.5420
07/01/2010	12,500	10.0250

* Shares were contributed to Kingstown Partners Master Ltd.  Kingstown Partners L.P. has no voting or dispositive power over the shares contributed to Kingstown Partners Master Ltd.  As of the close of business on July 8, 2010, Kingstown Partners L.P. did not beneficially own any Shares.
** Shares were acquired through contribution from Kingstown Partners L.P.